Exhibit 99.1

FSD Pharma Announces Engagement with Capital Markets Communications Providers and Market Maker

TORONTO--(BUSINESS WIRE)--September 22, 2021--FSD Pharma Inc. (NASDAQ: HUGE) (CSE: HUGE) (FRA: 0K9) (“FSD Pharma” or the “Company”), a life sciences holding company dedicated to building a portfolio of assets and biotech solutions, announced today it has retained the services of Hybrid Financial Ltd. (“Hybrid”), North Equities Corp. (the "North Equities"), Looking Glass Capital Consultants (“Looking Glass”), Worldwide Media Solutions, LLC (“BGTV Direct”), KCSA Strategic Communications ("KCSA"), and Digi Messaging & Advertising (“Digi”), which will each play a key role in assisting the Company to enhance its market awareness and foster productive, continuing dialogues with shareholders and other market participants. Management has made this decision following a thorough review of capital on hand and allocated these resources to investor relations.

Toronto-based Hybrid has been engaged for twelve months, during which it will assist in all aspects of a marketing campaign for the Company (contract signed August 25 ,2021). As consideration for its services, the Company will pay Hybrid a monthly fee of US$22,500, to be paid by issuing Hybrid 160,714 common shares of the Company (“FSD Shares”) at a price equal to US$1.68. The FSD Shares will be subject to the statutory hold period of four months and one day.

North Equities, which is also based in Toronto, specializes in various social media platforms, and will assist the Company in improving awareness and dissemination of its news releases. North Equities' engagement is for a term of seven months (contract signed July 23, 2021). In consideration for its services, the Company has agreed to pay North Equities a total fee of 42,918 common shares of the Company (“FSD Shares”) at a price equal to US$1.68. The FSD Shares will be subject to the statutory hold period of four months and one day.

Looking Glass, which is based in New York has been engaged monthly to assist with market awareness for a fee of US$25,000 per month. This contract was signed June 22, 2021.

BGTV, which is based in Las Vegas has been engaged monthly to assist in multi-media production, programming, and distribution of Company information. In consideration for its services, the Company will pay to BGTV a monthly fee of US$42,500. This contract was signed August 8, 2021.

KCSA, a leading New York City-based communications firm, has been engaged month to month to develop strategic communications. The Company will pay to KCSA a monthly fee of US$25,000. This contract was signed September 14, 2021.

Digi, which is based in Casper USA, has been engaged monthly to assist with marketing services. The Company will pay Digi a monthly fee of US$50,000 as well as issuing to Digi 16,304 FSD Shares at a price equal to US$1.84. The FSD Shares will be subject to the statutory hold period of four months and one day. This contract was signed August 5, 2021.

Except as described in this news release, none of Hybrid, North Equities, Looking Glass, BGTV, KCSA and Digi has any interest, directly or indirectly, in the Company or its securities, or any right or intent to acquire such an interest. All amounts payable to these advisors will be paid from the Company’s working capital on hand.

The Company has also retained Integral Wealth Securities Limited ("Integral") to provide market-making services. Integral will trade shares of the Company on the Canadian Securities Exchange to maintain an orderly market, improve the liquidity of the Company's shares and provide the Company with market intelligence. Under the terms of the agreement, Integral will receive a fee of $6,000 per month for a minimum period of three months. After the initial three-month period, the agreement may be terminated by the Company at any time upon 30 days' written notice. The Company and Integral are unrelated entities. Integral has no present, direct or indirect interest in the Company or its securities. There are no performance factors in the agreement, and Integral will not receive shares or options as compensation. Integral is a member of the Investment Industry Regulatory Organization of Canada ("IIROC"). Accordingly, Integral can access all Canadian Stock Exchanges and Alternative Trading Systems. The contract for Integral was signed September 3, 2021. The company have also engaged Red Cloud securities for market-making services on a month-to-month basis and they will receive a fee of $7,000/month. The Company and Red Cloud are unrelated entities. Red Cloud has no present, direct or indirect interest in the Company or its securities. The contract for Red Cloud securities was signed September 7, 2021.

About FSD Pharma

FSD Pharma is a life sciences holding company dedicated to building a portfolio of diversified therapeutic assets and innovative healthcare and biotech services. Currently, FSD is actively pursuing potential acquisition targets in the healthcare and biotech space to bring innovative treatments to market to treat various mental health disorders and neurodegenerative diseases.

Forward Looking Information

Certain statements included in this press release constitute forward-looking information or statements (collectively, “forward-looking statements”), including those identified by the expressions “anticipate”, “believe”, “plan”, “estimate”, “expect”, “intend”, “may”, “should” and similar expressions to the extent they relate to the Company or its management. The forward-looking statements are not historical facts but reflect current expectations regarding future results or events. This press release contains forward looking statements, including but not limited to statements regarding the terms and deliverables of the various agreements. These forward-looking statements are based on current expectations and various estimates, factors and assumptions and involve known and unknown risks, uncertainties, and other factors.

Contacts

For further information:
Zeeshan Saeed, President, Founder and Director, FSD Pharma Inc.
Email: zeeshan@fsdpharma.com, Telephone: (416) 854-8884
Investor Relations: Email: ir@fsdpharma.com, Website: www.fsdpharma.com